Frontier Communications Corporation
                                3 High Ridge Park
                           Stamford, Connecticut 06905
                                 (203) 614-5600



                                  July 7, 2009


BY EDGAR - CORRESPONDENCE
--------------------------

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
Attention:  Larry Spirgel

Re:      Frontier Communications Corporation
         Form 10-K for the year ended December 31, 2008
         Filed February 27, 2009
         File No. 1-11001

Ladies and Gentlemen:

     Frontier Communications Corporation (the "Company") is hereby responding to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated June 16, 2009 with respect to the above-referenced Form 10-K and the Company's Form 10-Q for the quarter ended March 31, 2009. For your convenience, each comment from the comment letter is repeated here, followed by the Company's response and the paragraph numbering below corresponds to the numbering in the comment letter.

Form 10-K
---------
Management's Discussion and Analysis, page 20
---------------------------------------------

Comment No. 1
--------------

     We note that goodwill accounted for 38% of total assets as of December 31, 2008. We note that revenues, operating income and segment income have declined in recent quarters due to the negative impact of the current economic environment. As a result of your impairment test of your reporting units as of December 31, 2008, you determined that your goodwill balance was not impaired. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

U.S. Securities and Exchange Commission
July 7, 2009
Page 2 of 6


     * Provide a more detailed description of the steps you perform to review goodwill for recoverability.

     * Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

     * Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

     * Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

               o Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

               o Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

               o In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

     * Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

     For  further  guidance,  refer  to  Release  No.  33-8350  "Interpretation:
Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

U.S. Securities and Exchange Commission
July 7, 2009
Page 3 of 6


Response
--------

     The Company advises the Staff that we will expand our discussion in MD&A to include the points raised by the Staff. Proposed data and language to be included in future filings with the Commission is as follows:

     The Company evaluates goodwill at least annually at December 31, and more often if and when impairment indicators are present. Goodwill by reporting unit (operating segment) at December 31, 2008 is as follows:


                                           Reporting Units (000's)
               --------------------------------------------------------------------------------
                     East                West                 Central            Rochester
               -----------------  --------------------   ------------------  ------------------

Goodwill           $ 501,743              $ 34,736          $ 1,406,200           $ 699,644
               =================  ====================   ==================  ==================


     The Company did not have any changes to its operating segments, reporting units, or changes in the allocation of goodwill by reporting unit during the years ended December 31, 2007 and 2008. During the first quarter of 2007 we acquired Commonwealth Telephone Enterprises Inc. and included their operations and any related goodwill in our Central region.

     Each of the above noted reporting units is an operating segment. The first step in the goodwill impairment test compares the carrying value of net assets of the reporting unit to its fair value. The result of this first step indicated that fair value of each reporting unit exceeded the carrying value of such reporting units by a wide margin. As a result, the second step of the goodwill impairment test was not required.

     We estimate fair value in two ways; (1) market or transaction based and (2) equity based utilizing the Company's share price. Market values for rural ILEC properties are typically quoted as a multiple of cash flow or EBITDA. Marketplace transactions and analyst reports support a range of values around a multiple of 6 times annualized EBITDA. For the purpose of the goodwill impairment test we define EBITDA as operating income plus depreciation and amortization. The Company determined the fair value estimates using 6 times EBITDA but also used lower EBITDA multiples to gauge the sensitivity of the estimate and its effect on the margin of excess of fair value over the carrying values of the reporting units. Additionally, a second test was performed using the Company's public market equity value or market capitalization. Market capitalization (current market stock price times total shares outstanding) is a public market indicator of equity value and is useful in corroborating the 6 times EBITDA valuation because the Company is singularly engaged in rural ILEC operating activities. Equity value at December 31, 2008 was determined using an average stock price of $8 per share (the stock price on December 31, 2008 was $8.74) and when compared to the fair value using the EBITDA multiple obtained above, exceeded such value. We also used lower per share stock prices to gauge the sensitivity of the estimate and its effect on the margin of excess fair value over the carrying value. Total market capitalization determined in this manner is then allocated to the reporting units based upon each unit's relative share of consolidated EBITDA. Our method of determining fair value has been consistently applied for the three years ending December 31, 2008.

U.S. Securities and Exchange Commission
July 7, 2009
Page 4 of 6

Proposed language for March 31, 2009 MD&A
-----------------------------------------

     We reorganized our management and operating structure during the first quarter of 2009 incorporating our Rochester market with our existing New York State properties and the rest of the East Region. Our new structure is consistent with how our chief operating decision maker (CEO, CFO, COO) now review our results on a daily, weekly and monthly basis. As a result of the change, our operating segments (reporting units) decreased from 4 (at December 31, 2008) to 3 (at March 31, 2009). After making the change in our operating segments, we reviewed our goodwill impairment test by comparing the EBITDA multiples for each reporting unit to their carrying values noting that no impairment indicator was present. We also compared the Company's market capitalization to the Company's shareholders equity. Market capitalization at March 31, 2009 of $2.2 billion ($7/share x 312,364,000 shares) exceeded shareholders equity of Frontier of $482 million by $1.7 billion. Further, we determined that no impairment was indicated at December 31, 2008 or March 31, 2009 for either the East or Rochester reporting units and combining them would not alter the conclusion at either date. No potential impairment was indicated and no further analysis was deemed necessary.


Form 10-Q for the quarter ended March 31, 2009
----------------------------------------------
Management's Discussion and Analysis
------------------------------------
Covenants, page 19
------------------

Comment No. 2
-------------

     We note that you are required to comply with a maximum leverage ratio among other covenants to your debt and credit facility agreements. We also note that in May 2009 you negotiated an amendment to the leverage ratio covenant related to the RTFC's loan facility. As you are highly leveraged an event of default would have a material impact on your operations. Therefore you should revise MD&A to include a discussion of the actual ratios as of each reporting date showing the specific computations used to arrive at the actual ratios. Further you should include a discussion of how the recent operating environment and the changes to the maximum leverage ratio in the coming quarters will impact your compliance with covenants.

U.S. Securities and Exchange Commission
July 7, 2009
Page 5 of 6


Response
--------

     We respectfully request that the Staff consider that, while Frontier had approximately $4.7 billion of long-term debt outstanding at March 31, 2009 and December 31, 2008, only approximately 10% ($485 million excluding $250 million of undrawn credit) of this debt has any debt leverage maintenance covenants.
Including our $250 million of undrawn credit, our total outstanding facilities with debt leverage maintenance covenants is $735 million and is comprised of four loans: (1) a $250 million revolving credit facility (which has never been drawn upon by the Company and does not represent outstanding debt of the Company), (2) a $150 million senior unsecured term loan, (3) a $135 million senior unsecured term loan and (4) the $200 million RTFC term loan. After the amendment to the RTFC agreement, each of these facilities now has a maximum leverage ratio of 4.5.

     We ask the Staff to consider that: (1) the RTFC debt agreement referenced by the Staff is a very minor portion of the Company's overall long-term debt comprising just $200 million or 4% of consolidated debt of $4.7 billion, (2) the Company was not in danger of failing the leverage ratio covenant test, (3) the Company has (and at the time of the amendment, had) the liquidity and financial flexibility to pay-off the RTFC loan in full and (4) other than as set forth above, none of the Company's other debt instruments contain any leverage maintenance covenants. In the event of a default, the Company's exposure is limited to cross defaults on the debt instruments referred to above. None of the Company's other debt instruments contain any cross-default or cross-acceleration provisions.

     In late 2008, the Company determined that it was in its best interests to proactively request that the RTFC amend the maximum leverage ratio in the RTFC credit facility in order to maintain and enhance the Company's financial flexibility, including its ability to engage in acquisition/merger activity, the costs of which must now be expensed in accordance with SFAS 141R. As noted above, at the time of the request, (1) the Company was not in danger of failing the leverage ratio covenant test in the RTFC facility and (2) the Company had (and still has) the liquidity and financial flexibility to pay-off the RTFC loan in full.

     As noted above, the facility in question is a very minor portion of the Company's consolidated debt structure. The Company does not believe that there is any meaningful risk of triggering the leverage maintenance tests in our financing documents. In addition, the Company recently announced that it will be acquiring the local exchange businesses and related assets from Verizon in certain states as a result of which the Company will more than double in size and undergo a debt and equity recapitalization. The transaction is expected to close during the second quarter of 2010 and immediately following the acquisition the combined entity is expected to have a debt leverage ratio of approximately 2.6. Given these and the other facts set forth above, we do not believe that the type of disclosure you request is appropriate or meaningful for investors.

U.S. Securities and Exchange Commission
July 7, 2009
Page 6 of 6


                                     * * * *

     Please be advised that the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings with the Commission; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If the Staff has any additional questions or comments, kindly contact the undersigned at (203) 614-5769.

                                          Sincerely,

                                          /s/ Donald R. Shassian
                                          --------------------------------
                                          Donald R. Shassian
                                          Executive Vice President and
                                          Chief Financial Officer